December 23, 2010

VIA FACSIMILE AND EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street N.E.
Washington, D.C. 20549

Re:	GigaMedia Limited
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
Forms 6-K filed November 15, 2010 and November 26, 2010
File No. 0-30540

Dear Ms. Collins:

On behalf of GigaMedia Limited, a company limited by shares incorporated under the laws of the Republic of Singapore (the “Company” or “GigaMedia”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of the Company (the “2009 Form 20-F”) and the Forms 6-K of the Company filed November 15, 2010 (the “November 15, 2010 Form 6-K”) and November 26, 2010 (the “November 26, 2010 Form 6-K”) set forth in your letter dated December 13, 2010 (the “Comment Letter”).  For the convenience of the Staff, each comment in the Comment Letter is reprinted below in italics under the Staff’s topic headings and is followed in each case by the corresponding response of the Company.  Unless otherwise noted, references to the Company’s responses to the Staff’s prior comments are to the responses set out in the Company’s response letters dated September 29, 2010 and November 15, 2010.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 18.  Financial Statements

Note 10. Fair Value Measurements, page F-41

1.
Your response to prior comment 7 indicates that management believes at the time you filed the 2009 Form 20-F, the disclosures regarding your $11.8 million other-than-temporary impairment charges were appropriate. Please refer us to the specific disclosures included in your filing that management believes provides sufficient information regarding this impairment charge and explain further how management concluded such disclosures were sufficient.

Response:

Management believes that the Company’s accounting policies and fair measurement disclosures include appropriate information regarding the methodology and assumptions used, as well as the key factors considered in determining whether or not an other-than-temporary loss has occurred.

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

These disclosures are included on page 56 within the discussion of critical accounting policies and on pages F-16 and F-43 of the notes to the financial statements, within the summary of significant accounting policies and the fair value measurement footnotes.

While management believes that the disclosures were appropriate, the Company agrees with the Staff’s comments to more sufficiently disclose the specific causes for the other-than-temporary impairment charges and proposes to include a further discussion in the MD&A regarding these other-than-temporary impairment charges in future filings, as outlined in the Company’s November 15, 2010 response to prior comment 7.

Note 28. Subsequent Events, page F-84

2.
We note from the disclosures in your November 15, 2010 Form 6-K that in early 2010 the company determined a restructuring of leadership in T2CN was necessary and as a result you decided that Wang Ji would be removed from his role as the operating head of T2 Entertainment and T2 Technology. Tell us exactly when management decided on this restructuring plan and when it was initially communicated to Wang Ji. Tell us how you considered including a discussion of this restructuring plan in your Subsequent Events footnote disclosures and in your Overview discussion. In addition, to the extent there was a reasonably possibility of a loss related to this restructuring plan and change in management control, tell us how you evaluated the need for disclosures under FASB ASC 450-20-50.

Response:

The restructuring of leadership at T2CN was planned by the Company to consist primarily of human resource restructuring, which was similar to the restructuring plans the Company has implemented for other entities within the online game business in the past in order to streamline and improve its operations.  As a result, management did not consider it necessary to discuss this restructuring plan in the Company’s Form 20-F filing, as at the time of the filing, the Company did not expect the restructuring to significantly change its control or ongoing operations of T2CN.

Management decided on this restructuring plan and it was communicated to Wang Ji in early 2010. During the restructuring processes from early 2010 through the date of the filing of the Form 20-F on June 30, 2010, the communications with Wang Ji relating to the restructuring were amicable and Wang Ji did not raise any objections to the proposed restructuring.  The Company did not anticipate that there would be a dispute or that possible losses may be incurred until the end of July 2010.  Therefore, at the date of the filing of the Form 20-F, management did not deem there to be a reasonable possibility of a loss related to the restructuring plan. As a result the Company did not disclose any related unrecognized contingency within the subsequent events footnote as the disclosure requirements of FASB ASC 450-20-50 were not applicable.

Form 6-K filed November 26, 2010

3.
Your disclosures indicate that management is currently considering whether an impairment or write-off of the company's investment in and advances to the entities held by T2CN is necessary as of September 30, 2010. Please update us at the current status of management's considerations and explain further the specific factors you are considering in determining whether or not these assets were impaired at September 30, 2010 or in the fourth quarter of fiscal 2010, Also, tell us if the $25.5 million investment at risk includes any of the remaining goodwill or intangible asset balances of T2CN as of June 30, 2010. If not, tell us what consideration you have given to recording additional impairments to goodwill and/or intangible assets as a result of the dispute with Wang. In addition, provide a breakdown of what comprises the $25.5 million investment at risk.

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Response:

At the time the Company filed the November 26, 2010 Form 6-K, management was considering whether an impairment or write-off of the Company’s investment in and advances to the entities held by T2CN was necessary as of September 30, 2010.  Currently the Company is still in the process of evaluating the possible impairment or write-off the investment; however, due to a lack of financial information available from T2CN and as the litigation is still its early stages, the information that the Company has at this time is not sufficient to make a reasonable estimate of the current fair value of the investment.  As a result, although the Company has deconsolidated T2CN with effect from July 1, 2010, management requires additional time to gather the information necessary to develop the thorough analysis that is required to make a reasonable assessment of fair value.

The investment at risk includes all of the remaining goodwill and intangible asset balances of T2CN.  Following is a breakdown of the $25.5 million investment at risk as of September 30, 2010 (in millions of U.S. Dollars):

Cash	$12.7
Other current assets	1.2
Fixed assets / non-current assets	1.7
Prepaid licensing and royalty	5.3
Intangible assets	1.1
Total assets of T2CN	22.0
Total liabilities of T2CN	(12.2)

Net equity of T2CN	9.8
Noncontrolling interest	(3.2)
Goodwill acquired	17.5
Advances to the entities held by T2CN	1.4
Investment at risk as of September 30, 2010	$25.5

4.
Tell us how you considered providing pro forma financial information that reflects the impact of the deconsolidation of your online gaming business in the PRC as well as the additional impairment charges related to your investment in and advances to T2CN. We refer you to Rule 3-13 of Regulation S-X.

Response:

The Company considered the impact of the deconsolidation of the online gaming business in the PRC to the total revenues, assets and income from continuing operations of GigaMedia, as well as the potential impairment to the $25.5 million investment at risk as was outlined in the November 26, 2010 Form 6-K.  The Company disclosed in its November 26, 2010 Form 6-K, for the six months ended June 30, 2010, (i) revenues attributable to its online games business in the PRC, (ii) proportionate share of the total assets of the entities held by T2CN and (iii) equity in the income from continuing operations before income taxes of the entities held by T2CN (exclusive of amounts attributable to the non-controlling interest).  The Company believes that the information provided in the November 26, 2010 Form 6-K provides investors with the information necessary to understand the overall impact of the deconsolidation to GigaMedia’s consolidated financial statements.  As a result, the Company does not believe it is necessary to provide additional pro forma financial information regarding the deconsolidation.

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

*   *   *   *

In consideration with its responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect of the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the Staff’s comments, or require additional information, please contact the undersigned at 011-852-3166-9830 or Alec P. Tracy in Skadden Arps’ Hong Kong office at 011-852-3740-4710.  You may also contact Skadden Arps’ Washington, D.C. office at (202) 371-7000 and ask to be transferred to Mr. Tracy.

Sincerely,

/s/ Lester A. Wong
Lester A. Wong
General Counsel

cc:	Arthur Wang
Chief Executive Officer
GigaMedia Limited

Thomas Hui
President and Chief Operating Officer
GigaMedia Limited

Quincy Tang
Chief Financial Officer
GigaMedia Limited

Alec P. Tracy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP